UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170113

DIVISION OF
CORPORATION FINANCE

January 26, 2017

Gavin B. Grover
Morrison & Foerster LLP
ggrover@mofo.com

Re: RE/MAX Holdings, Inc.
Incoming letter dated January 11, 2017

Dear Mr. Grover:

This is in response to your letter dated January 11, 2017 concerning the shareholder proposal submitted to RE/MAX by Heartland Initiative, Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Samuel B. Jones
sam@heartland-initiative.org

January 26, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: RE/MAX Holdings, Inc.
Incoming letter dated January 11, 2017

The proposal relates to compensation.

There appears to be some basis for your view that RE/MAX may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of RE/MAX's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if RE/MAX omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

MORRISON | FOERSTER

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SAN FRANCISCO
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MORRISON & FOERSTER LLP

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January 11, 2017

VIA E-MAIL *(shareholderproposals@sec.gov)*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *RE/MAX Holdings, Inc.*
Stockholder Proposal of Heartland Initiative, Inc.

Ladies and Gentlemen:

We submit this letter on behalf of our client RE/MAX Holdings, Inc., a Delaware corporation (the "Company"), which requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits the enclosed shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by Heartland Initiative, Inc. (the "Proponent"), from the Company's proxy materials for its 2017 Annual Meeting of Shareholders (the "2017 Proxy Materials").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal, the cover letters submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Gavin Grover of Morrison & Foerster LLP, counsel to the Company, at ggrover@mofo.com, and to Samuel B. Jones, the President and Co-Founder of the Proponent, at sam@heartland-initiative.org.

THE PROPOSAL

The Proposal states:

> RESOLVED: That the shareholders of Re/Max request the Board's Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's incentive plans. Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the required proof of continuous ownership in response to the Company's proper request for that information.

BACKGROUND

The Proponent sent the Proposal via overnight courier on November 22, 2016 and by email to a senior vice president of the Company on November 23, 2016. The Proponent's submission did not contain any verification of the Proponent's ownership of Company shares. In addition, the Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities.

Accordingly, on December 5, 2016, which was within 14 days of the date the Company received the Proposal, the Company sent the Proponent a letter by email and overnight delivery notifying it of the procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including "A written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of the Company's securities for at least one year. For this purpose, the SEC Staff considers the date that a proposal was submitted to be the date the proposal was postmarked or transmitted electronically, which, in the case of the Proposal, was November 23, 2016.";[1] and

- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011). *See* Exhibit B. The Company's records confirm delivery of the Deficiency Notice on December 6, 2016. *See* Exhibit C.

By email sent on December 7, 2016, the Proponent responded to the Deficiency Notice ("Proponent's Response"), a copy of which is attached hereto as Exhibit D. The Proponent's Response included a letter, dated November 21, 2016, which was addressed to the Company from Charles Schwab & Company, Inc. (the "Charles Schwab Letter"). The Charles Schwab Letter stated, in pertinent part:

> "We are writing to verify that Heartland Initiative, Inc. owns 124 shares of Re/Max Holdings, Inc. (Security No./CUSIP 75524W108). We confirm that Heartland Initiative, Inc. has beneficial ownership of at least $2,000 in market value of the voting securities of Caterpillar Inc. [*sic*] and that such beneficial ownership has existed for one or more years.
>
> - Trade Date: November 5, 2014
> - Settle Date: November 10, 2014"

The 14-day deadline to respond to the Deficiency Notice expired on December 19, 2016, and the Company has not received any further correspondence from the Proponent addressing the deficiencies identified in the Deficiency Notice.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish Its Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to establish its eligibility to submit the Proposal, despite the Company's explicit and timely notice of the Proposal's procedural deficiencies. Specifically, due to a

[1] The Proposal was sent to the Company by the Proponent by overnight courier on November 22, 2016. As a result, November 22, 2016 is the date the Proposal was submitted for purposes of Rule 14a-8(b). However, for the reasons explained below, the Proponent failed to provide adequate evidence of ownership through November 22, 2016 or through November 23, 2016, which was the date indicated in the Deficiency Notice as the date on which the Proposal was submitted. Accordingly, in either case, the Proponent failed to provide adequate proof of ownership for purposes of Rule 14a-8(b).

number of deficiencies in the Charles Schwab Letter, the Proponent has not demonstrated that it continuously owned the required market value of Company shares for the one-year period prior to and including the date the Proposal was submitted to the Company as required by Rule 14a-8(b).

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

Rule 14a-8(f)(1) provides that a company may exclude a stockholder proposal if a proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") provides guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). Among other things, SLB 14G reiterates "that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects," and states that a company must "provides[] a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect." As described above, the Company sent the Deficiency Notice in accordance with the requirements of Rule 14-(8)(f)(1).

The Proponent's Response included the Charles Schwab Letter to provide proof of ownership as required by Rule 14a-8(b). For the reasons set forth below, the Proponent has failed to provide adequate proof ownership for purposes of Rule 14a-8(b).

1. ***The Proponent's Response fails to provide proof of ownership of the requisite Company shares as of the date the Proposal was submitted***

Rule 14a-8(b) requires a shareholder to demonstrate his or her eligibility to submit a proposal for inclusion in a company's proxy materials as of the date the shareholder submits the proposal. Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") makes clear that a difference of even one day between the date of the shareholder's proof of ownership and the date of submission of a shareholder proposal will cause that proof of ownership to be insufficient to demonstrate that a proponent meets the ownership eligibility requirements of Rule 14a-8(b). SLB 14 contains the following example to demonstrate that point:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The Staff also has strictly applied the date of submission requirement in its no-action responses. *See, e.g., Deere & Co.* (avail. Nov. 16, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted September 15, 2011 and the record holder's one-year verification was as of September 12, 2011 -- a gap of three days); *Verizon Communications Inc.* (avail. Jan. 12, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 17, 2010 and the record holder's one-year verification was as of November 16, 2010 -- a gap of one day); *AT&T Inc.* (avail. Dec. 16, 2010) (concurring with the exclusion of a co-proponent where the proposal was submitted November 10, 2010 and the record holder's one-year verification was as of October 31, 2010); *Hewlett Packard Co.* (avail. Jul. 28, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 1, 2010 and the record holder's one-year verification was as of May 28, 2010 -- a gap of one business day); and *O'Reilly Automotive, Inc.* (avail. Feb. 14, 2012) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 15, 2011 and the record holder's one year verification was as of November 17, 2010 -- a gap of two days).

The Charles Schwab Letter is dated November 21, 2016 and states that "[w]e are writing to verify that Heartland Initiative, Inc. owns 124 shares of Re/Max Holdings, Inc. (Security No./CUSIP 75524W108)." The Proponent sent the Proposal via overnight courier on November 22, 2016, which is the day through which the Proponent is required under Rule 14a-8(b) to provide sufficient proof of ownership. The Company timely provided the Deficiency Notice to the Proponent, which noted that the Proponent must provide proof of ownership through November 23, 2016. Although that date should have been November 22, 2016, the Company is of the view that the discrepancy is not relevant because the Proponent has failed to provide sufficient proof of ownership by either date. Consistent with SLB 14 (which makes clear the Staff's view that even one day between the date of the shareholder's proof of ownership and the date of submission of a shareholder proposal will cause that proof of ownership to be insufficient) and the no-action precedent discussed above, the Company is of the view that the Proponent has failed to provide proof of ownership of the requisite Company shares as of the date the Proposal was submitted and, therefore, the Company may exclude the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

2. The Proponent's Response fails to show the Proponent's continuous ownership of the requisite shares for the one-year period through and including the date the Proponent submitted the Proposal

The Staff consistently has granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal. For example, in *The Home Depot, Inc.* (avail. Feb. 5, 2007), the company, upon receiving a proposal that had been submitted on October 19, 2006, sent a deficiency notice to the stockholder regarding the lack of proof of ownership. The letter from the broker that the stockholder sent in response to the deficiency notice stated that the stockholder had ownership of the shares from November 7, 2005 to November 7, 2006. However, the Staff concurred in the exclusion of the proposal because the letter did not account for the period from October 19, 2005 to November 7, 2005 and therefore was insufficient to prove continuous share ownership for one year as of October 19, 2006, the date the proposal was submitted.

The Staff also has permitted the exclusion of a stockholder proposal based on language in the proof of ownership letter that did not sufficiently pinpoint the dates for which the proponent had ownership of its stock. In *Intel Corp.* (avail March 11, 2016), the company, upon receiving a proposal that appeared to have been submitted on November 30, 2015, sent a deficiency notice to the stockholder regarding the proponent's insufficient proof of ownership. The proponent replied with a letter from its broker stating that "as of 12/03/2015 Heartland Initiative, Inc. has beneficial ownership of at least $2,000 in market value of the voting securities of Intel Corp and that such beneficial ownership has existed for one or more years." The Staff concurred in the exclusion of the proposal because the letter from the proponent's broker failed to provide proof of ownership as of and for the one year preceding the date of the proposal (i.e., November 30, 2014 through December 2, 2014).

In *Andrea Electronics Corp.* (avail. June 13, 2013), the company, upon receiving a proposal that had been submitted on March 1, 2013, sent a deficiency notice to the stockholder regarding the proponent's insufficient proof of ownership. In response, the proponent sent a letter from its broker stating that the proponent's account held a position in the company "[o]n or about July 8, 2008" and that "[a]s of March 26, 2013 the [proponent's] account holds a current position of 125,468 shares." However, the Staff concurred in the exclusion of the proposal because the statements in the aforementioned broker letter did not prove continuous ownership for the one-year period preceding and including March 1, 2013, as the statements left open the possibility that the proponent exited and entered its position in the company's securities at various times between July 8, 2008 and March 26, 2013. *See also Johnson & Johnson* (avail. Jan 8, 2013) (letter from broker stating that the shares had been continuously held since November of 2011 was insufficient to prove continuous ownership for one year as of November 13, 2012, the date the proposal was submitted); *International Business Machines Corp.* (avail. Dec. 26, 2002) (letter from broker stating that the proponent "owns the following shares and has owned them for more than one year as of September 2002" left open the possibility that the proponent had sold her shares on a date prior to September 5, 2002, the date her proposal was submitted, and was thus insufficient to prove continuous ownership for one year as of the submission date); *International Business Machines Corp.* (avail. Jan. 14, 2002) (letter from bank stating that the shares had been held "since prior to November 30, 2000" was insufficient to prove continuous ownership for one year as of November 8, 2001, the date the proposal was submitted).

As well, the Staff previously has allowed companies, in circumstances similar to the instant case, to omit shareowner proposals pursuant to Rules 14a-8(b) and 14a-8(f)(1) where after receiving proper notice from a company, the proof of ownership submitted by the shareowner failed to specifically establish that the shareowner continuously held the requisite amount of the company's securities for one year as of the date the proposal was submitted. For example, in *General Electric Co.* (avail. Jan. 6, 2016), the Staff concurred that a broker's letter stating that a proponent purchased shares on a specific date more than a year earlier and that the proponent currently held company shares did not establish that the proponent owned the requisite amount of company shares continuously for the one-year period as of the date the proposal was submitted. *See also*, *Union Pacific Corp.* (avail. Jan. 29, 2010) (concurring with the exclusion of a shareowner proposal under Rule 14a-8(b) and Rule 14a 8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by Rule 14a 8(b)").

The Proponent's Response, including the Charles Schwab Letter, contains numerous deficiencies that result in the failure of the Proponent to provide adequate proof of continuous ownership of the requisite Company shares through the date the Proponent submitted the Proposal to the Company, as follows.

a. The Charles Schwab Letter references only the Proponent's continuous ownership of Caterpillar, Inc. securities

The Charles Schwab Letter, in pertinent part, states the following:

> "We are writing to verify that Heartland Initiative, Inc. owns 124 shares of Re/Max Holdings, Inc. (Security No./CUSIP 75524W108). We confirm that Heartland Initiative, Inc. has beneficial ownership of at least $2,000 in market value of the voting securities of Caterpillar Inc. [*sic*] and that such beneficial ownership has existed for one or more years.
>
> - Trade Date: November 5, 2014
> - Settle Date: November 10, 2014"

As it relates to the Proponent's ownership of Company shares, the only fact that is clear from the Charles Schwab Letter is that the Proponent owned 124 Company shares as of November 21, 2016 (the date of the letter). The references to beneficial ownership of "at least $2,000 in market value" and for "one or more years" clearly refer to the Proponent's ownership of voting securities of Caterpillar Inc. ("Caterpillar"). Although it is less certain to which of the Proponent's ownership positions the "Trade Date" and "Settle Date" refer, it is impossible to conclude that those references provide evidence of the Proponent's ownership of Company shares.

As discussed above, the Staff has strictly applied the requirements of Rule 14a-8(b). As such, it is not appropriate nor required for the Company to have to infer proof of ownership from documentation provided by the Proponent; instead, the Proponent is required to provide "proof" of ownership for purposes of Rule 14a-8(b). Accordingly, as the Proponent has provided evidence only of its ownership of 124 shares of Company stock as of November 21, 2016, the Proponent has failed to provide adequate proof of continuous ownership of the requisite Company shares for the one-year period through and including the date the Proponent submitted the Proposal as required by Rule 14a-8(b). The Company may, therefore, exclude the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

b. The Proponent's Response, including the Charles Schwab Letter, fails to provide proof of continuous ownership of the requisite Company shares for the one-year period through the date the Proponent submitted the Proposal to the Company

In addition to the issues with the Proponent's proof of ownership related to the Caterpillar references discussed above, the Proponent otherwise has failed to demonstrate ownership of the requisite Company shares for the one-year period through the date the Proponent submitted the Proposal to the Company as required by Rule 14a-8(b)(1).

As in *Intel Corp.*, *General Electric Co.* and *Union Pacific*, the Charles Schwab Letter does not address the *continuous* ownership of the requisite amount of Company shares. Like the language that was found to be inadequate in *Intel Corp.*, *Andrea Electronics Corp.*, *Johnson & Johnson*, and *International Business Machines Corp.* (avail. Dec. 26, 2002), the language in the Charles Schwab Letter stating only that "such beneficial ownership has existed for one or more years" leaves open the possibility that the Proponent did not continuously own Company shares throughout the required period. At most, even if one were to read the reference to Caterpiller shares to refer to Company shares, the Charles Schwab Letter pinpoints two dates on which the Proponent owned Company shares: November 5, 2014, the "Settle Date" listed in the letter, and November 21, 2016, the date of the Charles Schwab Letter, and suggests that within that period ownership has "existed for one or more years." The Charles Schwab Letter does not demonstrate that the Proponent has not traded out and back into its ownership position in the Company shares over the one year period preceding the date that the Proposal was submitted. This is similar to the absence of proof shown in the insufficient broker letter in *Intel Corp.*, in which the pertinent language was substantially identical to the Charles Schwab Letter, and the insufficient broker letter in *Andrea Electronics Corp.* The statements in the Charles Schwab Letter would be equally applicable where there has been intermittent ownership during the period of time that continuous ownership is required pursuant to Rule 14a-8(b)(1).

Accordingly, consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), the Proponent has not demonstrated that it continuously owned the required number of Company shares for the one-year period prior to and including the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (415) 268-7113 or ggrover@mofo.com or Mark Rohr, the Company's Corporate Counsel, at (303) 224-5452 or mrohr@remax.com.

Sincerely,

Gavin B. Grover

Gavin B. Grover
Morrison & Foerster LLP

Attachments

cc: Adam Scoville, RE/MAX Holdings, Inc.
Mark Rohr, RE/MAX Holdings, Inc.
Mr. Samuel B. Jones

Exhibit A

HEARTLAND INITIATIVE

November 22, 2016

RE/MAX Holdings, Inc.
Attn: Adam Scoville, Corporate Secretary
5075 S. Syracuse Street
Denver, CO 80237

Dear Mr. Scoville,

Heartland Initiative, Inc. ("Heartland") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, Heartland has held the securities continuously for at least one year, and Heartland intends to continue to own the requisite shares in the Company through the date of the 2017 annual meeting of shareholders.

We are notifying you in a timely manner that Heartland is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

We are filing the enclosed requesting that the RE/MAX Corporation Board's Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's incentive plans.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Samuel B. Jones
President and Co-founder
Heartland Initiative, Inc.

HEARTLAND INITIATIVE

RESOLVED: That the shareholders of Re/Max request the Board's Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's incentive plans. Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

SUPPORTING STATEMENT: We believe that the long-term interests of shareholders, as well as other important constituents, are best served by companies that operate their businesses in a sustainable manner focused on long-term value creation. As the recent financial crisis demonstrates, those boards of directors and management that operate their companies with integrity and a focus on the long term are much more likely to prosper than ones that are dominated by a short-term focus.

The best means of demonstrating a company's commitment to the concept of sustainability is through incorporating it as a performance measure in the Company's annual and/or long-term incentive plans. We believe that the current failure to do so represents a serious shortcoming.

While the compensation committee has the discretion to choose the specific metrics, sustainability metrics may include evaluation of how company activities in property screening, listing and rental and sales arrangements may affect environmental pollution, natural resource exploitation, indigenous rights of access and control of land, other human rights considerations, and other appropriate issues of corporate social responsibility and sustainability.

In support of the principle that the integration of sustainability standards into corporate strategies serves the long-term interests of shareholders, we note the following findings:

- A 2012 Harvard Business School study concluded that firms that adopted social and environmental policies significantly outperformed counterparts over the long-term, in terms of stock market and accounting performance.
- The Glass Lewis report In Depth: Linking Executive Pay to Sustainability (2016), finds a "mounting body of research showing that firms that operate in a more responsible manner may perform better financially…. Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics."

- A 2012 report by the United Nations Principles for Responsible Investment and the UN Global Compact found "the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protection of long-term shareholder value."
- A 2011 study of 490 global companies found that including sustainability targets in remuneration packages was sufficient to encourage sustainable development.

Please vote your proxy FOR this proposal.

From: Samuel Jones [mailto:sam@heartland-initiative.org]
Sent: Wednesday, November 23, 2016 1:11 PM
To: Crowe, Pete <PCrowe@remax.com>
Subject: Re: Confirming on Resolution Deadline

Hi Pete,

Apologies for not sending sooner, but the resolution deadline, combined with interest from others rushed this process ahead.

Attached please find Heartland's shareholder resolution for the 2017 proxy statement/shareholder meeting, which was sent to Adam via UPS yesterday (should have arrived today at 10:30 am).

If you'd like to discuss later today, don't hesitate to let me know. Otherwise, we can stick with the plan and chat after the 28th.

I hope you and your family have a wonderful holiday!

Best,
Sam

Sam Jones
Heartland Initiative, Inc.
President & Co-founder
Phone: 404-323-7809
Email: sam@heartland-initiative.org

Exhibit B

Nobody sells more real estate than RE/MAX®

December 5, 2016

VIA EMAIL AND OVERNIGHT DELIVERY

Samuel B. Jones
Heartland Initiative, Inc.
P.O. Box 369
Michigan City, IN 46361
sam@heartland-initiative.org

Re: Shareholder Proposal

Dear Mr. Jones:

On November 23, 2016, RE/MAX Holdings, Inc. (referred to herein as "we" or "the Company") received your letter, requesting that a proposal (the "Proposal") submitted by you (the "Proponent") be included in the proxy materials for the Company's 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting"). This submission is governed by Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8"), which sets forth the eligibility and procedural requirements for submitting shareholder proposals to the Company. We have included a complete copy of Rule 14a-8 with this letter for your reference.

Based on our review of the information provided in your letter, our records, and regulatory materials, we are unable to conclude that the Proponent's submission meets the requirements of Rule 14a-8. The Proposal contains a procedural deficiency, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Unless the deficiency described below is remedied in the proper time frame, the Company will exclude the Proposal from its proxy materials for the 2017 Annual Meeting.

Ownership Verification

Rule 14a-8(b) provides that to be eligible to submit a shareholder proposal, each shareholder proponent must submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1 percent, of the Company's securities entitled to vote on the proposal at the meeting for at least one year as of the date the shareholder submits the proposal. According to the records of our transfer agent, Broadridge Corporate Issuer Solutions, the Proponent does not appear to be a registered shareholder. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you can submit sufficient proof of the Proponent's ownership of the Company's securities. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- A written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of the Company's securities for at least one year. For this purpose, the SEC Staff considers the date that a proposal was submitted to be the date the proposal was postmarked or transmitted electronically, which, in the case of the Proposal, was November 23, 2016.

- If the Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of the Company's securities as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent has continuously held the required number of shares for the one-year period.

In order to help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance published Staff Legal Bulletin 14F in October 2011 and Staff Legal Bulletin 14G in October 2012. We have included a copy of Staff Legal Bulletin 14F and Staff Legal Bulletin 14G with this letter for your reference. In Staff Legal Bulletin 14F and Staff Legal Bulletin 14G, the SEC Staff clarified that, for purposes of SEC Rule 14a-8(b)(2)(i), only brokers or banks that are Depository Trust Company (DTC) participants or affiliates of DTC participants will be viewed as "record" holders of securities that are deposited at DTC. An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant. As a result, you will need to obtain the required written statement from the DTC participant or an affiliate of the DTC participant through which the Proponent's shares are held. For the purposes of determining if a broker or bank is a DTC participant, you may check the list posted at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If the DTC participant or an affiliate of the DTC participant knows the holdings of the Proponent's broker or bank, but does not know the Proponent's individual holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities was held continuously by the Proponent for at least one year – with one statement from the broker or bank confirming the Proponent's ownership, and the other statement from the DTC participant or an affiliate of the DTC participant confirming the broker's or bank's ownership.

In Staff Legal Bulletin 14G, the SEC Staff also clarified that, in situations where a shareholder holds securities through a securities intermediary that is not a broker or bank, a shareholder can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary. If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

In order for the Proponent to be eligible as a proponent of this proposal, Rule 14a-8(f) requires that your response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me. Alternatively, you may transmit any response by e-mail to ascoville@remax.com.

Once we receive your response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for the 2017 Annual Meeting. The Company reserves its rights with respect to this proposal.

If you have any questions with respect to the foregoing, please contact me at ascoville@remax.com.

Sincerely,

Adam Lindquist Scoville
Vice President, General Counsel, and Secretary
RE/MAX Holdings, Inc.

Enclosures: Rule 14a-8
Staff Legal Bulletin 14F
Staff Legal Bulletin 14G

cc: Peter Crowe, Senior Vice President, RE/MAX Holdings, Inc.
Mark Rohr, Esq., RE/MAX Holdings, Inc.
Gavin B. Grover, Esq., Morrison & Foerster LLP
John M. Rafferty, Esq., Morrison & Foerster LLP

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to “you” are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word “proposal” as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the “record” holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a “say-on-pay vote”) or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In The Hain Celestial Group, Inc. (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, Hain Celestial has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow Hain Celestial.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date before the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date after the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] See Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. See Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] See Exchange Act Rule 17Ad-8.

[6] See Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] See KBR Inc. v. Chevedden, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); Apache Corp. v. Chevedden, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] Techne Corp. (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. See Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, additional proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow Layne Christensen Co. (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] See, e.g., Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)

(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)…."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date before the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date after the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Exhibit C

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Tracking Number: ***FISMA & OMB MEMORANDUM M-07-16***

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DATE & TIME	STATUS OF ITEM	LOCATION
December 6, 2016 , 9:45 am	Delivered, PO Box	MICHIGAN CITY, IN 46361

Your item has been delivered and is available at a PO Box at 9:45 am on December 6, 2016 in MICHIGAN CITY, IN 46361. Waiver of signature was exercised at time of delivery.

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Exhibit D

From: Samuel Jones [mailto:sam@heartland-initiative.org]
Sent: Wednesday, December 7, 2016 1:46 PM
To: Rohr, Mark <MRohr@remax.com>
Cc: Scoville, Adam <ascoville@remax.com>; Crowe, Pete <PCrowe@remax.com>; Grover, Gavin B. <GGrover@mofo.com>; John M. Rafferty - Morrison & Foerster LLP (jrafferty@mofo.com) <jrafferty@mofo.com>; Richard Stazinski <rich@heartland-initiative.org>
Subject: Re: RE/MAX Holdings Proposal

Hi Mark,

Attached please find a document prepared by Charles Schwab stating that Heartland has owned at least $2,000 worth of Re/Max shares for over one year and is therefore eligible to submit a shareholder proposal.

Please let me know if you require a hard copy or if this is sufficient for your records.

All my best,
Sam

Sam Jones
Heartland Initiative, Inc.
President & Co-founder
Phone: 404-323-7809
Email: sam@heartland-initiative.org

On Mon, Dec 5, 2016 at 5:22 PM, Rohr, Mark <MRohr@remax.com> wrote:

> Mr. Jones,
>
> On behalf of Adam Scoville, our General Counsel, I am attaching a letter regarding the shareholder proposal you have submitted to RE/MAX Holdings, Inc.
>
> Sincerely,
>
> Mark
>
> **Mark Rohr**
> Corporate Counsel
> RE/MAX, LLC
> 5075 S. Syracuse St., Denver, CO 80237
>
> 303-224-5452 | mrohr@remax.com

November 21, 2016

Re/Max, LLC.
Attn: Secretary
5075 S Syracuse Street
Denver, CO 80237

charles SCHWAB

To Whom It May Concern,

Charles Schwab & Company, Inc. is custodian for Heartland Initiative, Inc. with Capital Investment Advisors as the Investment Advisor for this portfolio.

We are writing to verify that Heartland Initiative, Inc. owns **124** shares of **Re/Max Holding Inc.** (Security No./CUSIP: **75524W108**). We confirm that Heartland Initiative, Inc. has beneficial ownership of at least $2,000 in market value of the voting securities of Caterpillar Inc. and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

- Trade Date: 11/05/2014
- Settle Date: 11/10/2014

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 1-877-315-8300

Sincerely,

Joy Lewis

Joy Lewis
Sr. Relationship Specialist
Charles Schwab & Co., Inc.

11/22/16